Filed Pursuant to Rule 253(g)(2)
File No. 024-11212

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 1 DATED JULY 29, 2021
TO THE OFFERING CIRCULAR DATED JULY 26, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated July 26, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 26, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Mezza Controlled Subsidiary - Loan Supplement Distribution

On June 17, 2019, we directly acquired ownership of a “majority-owned subsidiary”, Mezza JV LP (the “Mezza Controlled Subsidiary”), for an initial purchase price of $13,177,500, which was the initial stated value of our equity interest in the Mezza Controlled Subsidiary (the “Mezza Investment”). The Mezza Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property totaling 440 units located at 1701 Palm Lake Dr, Jacksonville, FL 32218 (the “Eastport Property”). More details on this acquisition can be found here.

The Eastport Property was acquired for a purchase price of approximately $55,000,000. To date, approximately $4,800,000 has been spent on significant renovations which included new interior finishes, hardware, and fixtures. Exterior improvements were also completed which included roof repairs, concrete repairs, pool refurbishing, stucco repairs, landscaping, and renovations to the office, clubhouse, and fitness areas.

At the initial closing of the Eastport Property, Berkadia Commercial Mortgage LLC provided a $39,655,000 senior secured loan with a ten year term and a 4.04% interest rate with five years interest-only (the “Eastport Senior Loan”). On July 2, 2021, Berkadia Commercial Mortgage LLC provided a $12,876,000 supplemental loan (the “Eastport Supplemental Loan”) with a 4.20% fixed interest rate, bringing, the combined loan balance to $52,531,000 and the combined loan-to-value ratio based on a third party appraisal to approximately 65.0%.  The appraised value of $81,380,000 represents a 48% increase in value compared to the $55,000,000 purchase price.

On July 23, 2021, we received a corresponding cash distribution of approximately $7,296,000, representing our pro rata share of proceeds from the Eastport Supplemental Loan.